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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934


                          Olympus Capital Corporation
             (formerly Prudential Financial Services Corporation)
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                   744317108
                                (CUSIP Number)

                                Roger D. Blanc
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 821-8000
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                 April 28, 1995
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].





















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                                 SCHEDULE 13D

CUSIP No. 744317108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Century Partners     ID-13-2583605

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        a[ ]
                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                         0

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                 0
   WITH
                    10.  SHARED DISPOSITIVE POWER

                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.  TYPE OF REPORTING PERSON
          PN
















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          This Amendment No. 8 to the Schedule 13D of Century Partners amends the Schedule 13D filed on November 26, 1985, as amended.

Item 5.   Interest in Securities of the Issuer.

          On April 28, 1995, Olympus merged with and into Washington Mutual, Inc. (formerly Washington Mutual Savings Bank, "Washington"). Pursuant to the terms of said merger, each share of Common Stock of Olympus was converted into
0.74 of a share of common stock of Washington and the corporate existence of Olympus was terminated.


























































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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true and correct.
Date: May 9, 1995



                    CENTURY PARTNERS



                    By: /s/ Richard H. Hokin
                        Richard N. Hokin
                        General Partner



91430404